Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a press release published by Agility Robotics, Inc. (“Agility”) in which the proposed business transaction between Churchill Capital Corp XI (“Churchill”) and Agility is discussed.

Agility to Host Analyst & Investor Day on October 6, 2026

Leadership to discuss Digit 5, commercial momentum, technology roadmap, scaling strategy and long-term financial opportunity

SALEM, Ore., September 17, 2026 - Agility Robotics, a leading humanoid robotics and physical AI company, today announced that it will host its Analyst & Investor Day on Tuesday, October 6, 2026, beginning at 12:30 p.m. ET in New York City.

Following this week’s unveiling of Digit® 5, Agility’s next-generation humanoid robot engineered for cooperatively safe work at scale, the event will provide investors and analysts with a deeper look at the company’s technology, commercial strategy and plans to scale humanoid robotics across industrial applications.

Agility leadership will discuss how Digit 5 builds on years of real-world deployment experience and customer feedback, as well as the company’s technology roadmap, commercial momentum, market opportunity, manufacturing and operating model, and long-term financial profile.

The event will feature Peggy Johnson, Chief Executive Officer; Jonathan Hurst, co-founder and Chief Robot Officer; Daniel Diez, Chief Business Officer; Jennifer Hunter, Chief Operating Officer; and Michael Beer, Chief Financial Officer, along with other members of Agility’s senior leadership team.

“Digit 5 represents an important step forward in our mission to build humanoid robots that can work safely and productively alongside people in real-world environments,” said Peggy Johnson, Chief Executive Officer of Agility Robotics. “At our Analyst Day, we look forward to giving investors a deeper understanding of the technology, customer experience and operating foundation behind Digit, as well as how we plan to scale the business as adoption of humanoid robotics grows.”

The event comes as Agility prepares to become a public company through its previously announced business combination with Churchill Capital Corp XI (NASDAQ: CCXI). The business combination is expected to close in the fourth quarter of 2026, after which the combined company will operate as Agility Robotics and is expected to trade on Nasdaq under the ticker symbol “AGLT.”

Analyst Day Highlights

The program is expected to include:

●	Digit 5 and Agility’s technology platform, including how real-world customer deployments have informed the company’s product roadmap and approach to cooperative safety

●	Commercial momentum and market opportunity, including how Agility works with customers to identify and scale high-value applications for humanoid robots

●	Strategy for scaling deployments and manufacturing to support broader commercial adoption

●	Agility’s software and autonomy roadmap and the role of Physical AI in expanding Digit’s capabilities over time

●	Operating model and long-term financial profile, including the company’s priorities as it scales

●	Live question-and-answer sessions with members of Agility’s leadership team

Event Details

Agility’s Analyst & Investor Day will be streamed live from New York City on October 6, 2026. The live webcast and accompanying presentation materials will be available on Agility’s investor relations website. The formal presentations via live webcast will begin at 12:30 p.m. ET and conclude at approximately 3:00 p.m. ET. A replay of the webcast will be available following the event.

About Agility Robotics

Headquartered in Salem, Oregon, with offices in Pittsburgh, Pennsylvania and Fremont, California, Agility Robotics’ mission is to build robot partners that augment the human workforce. Agility’s groundbreaking general-purpose humanoid robot, Digit, is the first multi-purpose, human-centric robot that is Made for Work and commercially deployed today. With more than 65,000 hours of real-world operation combined with industry-leading safety standards, we’re pioneering a new era of automation that enhances human potential. To learn more, visit agilityrobotics.com.

Agility, the Agility logo, Digit, Agility Arc, RoboFab, and Made for Work are trademarks of Agility Robotics, Inc. All rights reserved. Third-party trademarks are the property of their respective owners.

About Churchill Capital Corp XI (Nasdaq: CCXI)

Churchill is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill and Agility Robotics have jointly filed an initial registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on September 9, 2026 (File No. 333-298781) (as amended from time to time, the “Registration Statement”), which includes preliminary and definitive proxy statements/prospectus to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Agility stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Agility stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, Agility and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events. These statements include statements relating to, without limitation: hosting of the Analyst Day and its anticipated timing, location, program content and format, including the expected program highlights, presentations, live question-and-answer sessions, webcast, presentation slides and replay; Agility’s expectations regarding Digit 5, including its engineering for cooperatively safe work at scale, its product roadmap, software and autonomy roadmap and the role of Physical AI, and the use of real-world customer deployments and customer feedback to inform its development; Agility’s technology roadmap, commercial strategy, commercial momentum, market opportunity and plans to scale humanoid robotics across industrial applications, including plans for scaling deployments and manufacturing; Agility’s operating model, long-term financial profile and priorities as it scales; Agility’s plans to become a public company through the proposed business combination with Churchill Capital Corp XI; and the expected availability of the Analyst Day webcast, presentation slides and replay. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Agility and Churchill.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Agility is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Agility’s historical net losses and limited operating history; Agility’s expectations regarding future financial performance, capital requirements and unit economics; Agility’s use and reporting of business and operational metrics; Agility’s competitive landscape; Agility’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the capital requirements of Agility’s business plans; Agility’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Agility’s reliance on strategic partners and other third parties; Agility’s reliance on global supply chains and the risk that disruptions, tariffs, or trade restrictions could delay production, increase costs, and limit Agility’s ability to fulfill customer orders; Agility’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; risks associated with product liability, workplace safety regulations and potential injuries arising from the deployment of humanoid robots alongside human workers; the use, rate of adoption and regulation of artificial intelligence and machine learning; the evolving regulatory landscape for AI technologies across multiple jurisdictions and the risk that failure to comply with new or changing AI laws could result in enforcement actions, fines or restrictions on Agility’s ability to develop or deploy its products; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill’s public shareholders; the ability of Agility to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Agility or Churchill; failure to realize the anticipated benefits of the proposed transaction; Agility’s estimates of expenses and profitability; the evolution of the markets in which Agility competes; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Agility, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Agility’s and Churchill’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While Agility and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, Agility and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025 and in the Annual Reports on Form 10-K filed by Churchill with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investors:

Anthony Rozmus

investor-relations@agilityrobotics.com

Media:

Michael Oldenburg

media@agilityrobotics.com

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